FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of November 2005

                         Commission File Number: 1-14396


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)


         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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                                                                               3


Information furnished on this form:

         Announcement, dated November 17, 2005, by the Registrant disclosing the Appointment of a Non-Executive Director.



                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1             Announcement, dated November 17, 2005, by the Registrant    5
                disclosing the Appointment of a Non-Executive Director.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: November 23, 2005             By:  /s/ Peter Jackson
                                         ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer


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                                                                               5

EXHIBIT 1.1
-----------


                       [GRAPHIC OMITTED][LOGO - AsiaSat]

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

                     APPOINTMENT OF NON-EXECUTIVE DIRECTOR

--------------------------------------------------------------------------------
With effect from 17 November 2005, Ms. Cynthia Dickins has been appointed as Non-executive Director of the Company.
--------------------------------------------------------------------------------

The Board of Directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company", together with its subsidiaries, the "Group") announces that Ms. Cynthia Dickins, who is currently President of SES Asia S.A., a wholly-owned subsidiary of SES GLOBAL S.A., a substantial shareholder of the Company, has been appointed as a Non-executive Director of the Company with effect from 17 November 2005. Ms. Dickins does not hold any other positions with the Company or any member of the Group.

Ms. Dickins, aged 42, is currently President of SES Asia S.A., a wholly-owned subsidiary of SES GLOBAL S.A. of Luxembourg ("SES"), a leading global satellite operator. Ms. Dickins has been with the SES group via various predecessor companies since 1997, when she joined GE Americom as Managing Director of Americom Asia Pacific based in Singapore.

Prior to joining SES, Ms. Dickins was Vice President, Marketing for TV Shopping Network Ltd (TVSN). Prior to TVSN, Ms. Dickins was Senior Director for PanAmSatOs Asia Pacific regional office in Sydney. She first joined PanAmSat in 1992 as Director, Market Development. Prior to joining PanAmSat, Ms. Dickins held various positions in Treasury and Controllership with Monsanto Company over the course of 6 years.

Ms. Dickins holds a Masters of International Management (MIM) degree from the American Graduate School of International Management (Thunderbird) in Arizona
(USA) and a Bachelor of Arts (BA) degree in International Relations from Gonzaga University, Washington state (USA). Ms. Dickins did not hold any directorships on any listed public companies in the last 3 years.

Ms. Dickins has not entered into any service contract with the Company. According to the Bye-laws of the Company, Ms. Dickins will hold office until the next annual general meeting of the Company and shall be eligible for re-election at the meeting.

Ms. Dickins is the sister-in-law of Mr. Robert Bednarek, a director of the Company. Ms. Dickins has not previously held any positions with the Group. Save as disclosed herein, as at the date of this announcement, Ms. Dickins does not have any relationship with any director, senior management or substantial or controlling shareholders of the Company, or any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as aforesaid, the Board is not aware of any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to welcome Ms. Dickins in joining the Company as a Non-executive Director.

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                                                                               6


                                                  By order of the Board
                                                       DENIS LAU
                                                   COMPANY SECRETARY

Hong  Kong,  17  November  2005

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE  DIRECTORS:
Mr. Peter JACKSON (CHIEF  EXECUTIVE  OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. Romain BAUSCH (CHAIRMAN)               Mr.   MI  Zeng Xin (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                              Mr.  DING Yu Cheng
Ms.  Cynthia DICKINS                               Mr. JU Wei Min
Mr. Mark RIGOLLE                                   Mr. KO Fai Wong

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                               Mr. R. Donald FULLERTON
Mr. Robert SZE